UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 - 28º andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Declaration - Tariff review”, dated on June 1st, 2013

DECLARATION

Considering the resolutions contained in the Minutes of the 233rd Meeting of the Board of Directors of June 11, 2013 and the Minutes of 38th Special Shareholders Meeting of July 1, 2013, TELEFÔNICA BRASIL S.A. (“Telefônica”), head-office at Av. Engenheiro Luiz Carlos Berrini, n.º 1376, Cidade Monções District, São Paulo, State of São Paulo, under CNPJ/MF n.º 02.558.157/0001-62, Telefônica, by his legal representative, in compliance with the decision of ANATEL issued in the context of the request for prior approval n. 53500.005979/2012, approved by the Directing Board of the National Telecommunications Agency - ANATEL in its 698th meeting held on 05/23/2013, seeking the reorganization of Telefonica Brasil S.A. and its direct and indirect subsidiaries holders of telecommunications licenses, and pursuant the provisions of Article 86, I, of the General Telecommunications Law (Law 9472/1997, amended by Law 12.485/2011) DECLARES that: I - Acknowledge and entirely assumes the economic and financial risks associated with the outcome of the procedure tariff review, in the terms and conditions covered in the prior approval process, including those arising from uncertainty regarding the procedure and on the values to be set by Anatel, which for all intents and purposes should be considered as normal risks to business activity, in accordance with Clause 13.1, § 1, item II of the Concession Agreement, and II - Renounce rights to any restoring of the financial situation of the contract, provided in the Clauses 13.1, §1º, and 13.3 of the Concession Agreement, due to process and the result of the tariff review, which will entail, in the context extrajudicial, loss of the right to appeal administratively and request arbitration pursuant to Clause 33.1 of the Concession Agreement, and in the context judicial, resolution of the merits of the dispute by renounce of the right on which the action is based, in accordance with article 269, V, of the Code of Civil Process.

São Paulo, June 1st, 2013.

ANTONIO CARLOS VALENTE DA SILVA

Chief Executive Officer

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	June 20th, 2013	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director